Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES BOARD OF DIRECTOR ELECTION RESULTS

(Calgary, June 25, 2013) - Pengrowth Energy Corporation announces that at its annual shareholders’ meeting held earlier today, all of the nominees listed in its management information circular for the meeting were elected as directors of Pengrowth. The results of the shares voted in respect of the election of each director are set out as follows:

	Votes For	Votes Withheld
John Zaozirny	172,015,793 (97.36%)	4,671,935 (2.64%)
Derek Evans	173,034,360 (97.93%)	3,653,368 (2.07%)
Wayne Foo	172,987,669 (97.91%)	3,700,059 (2.09%)
Kelvin Johnston	173,650,822 (98.28%)	3,036,846 (1.72%)
James McFarland	170,749,038 (96.64%)	5,938,690 (3.36%)
Michael Parrett	173,097,872 (97.97%)	3,589,856 (2.03%)
Terence Poole	173,040,861 (97.94%)	3,646,867 (2.06%)
Barry Stewart	173,069,954 (97.95%)	3,617,774 (2.05%)
D. Michael G. Stewart	173,254,402 (98.06%)	3,433,326 (1.94%)

"Many communities in southern Alberta have recently been devastated by flooding," said Pengrowth President and Chief Executive Officer Derek Evans. ”Our heartfelt sympathies go out to the many Albertans who have lost their homes, businesses and personal effects in this difficult time."

Pengrowth recognizes the enormous challenges faced by the citizens of southern Alberta and the heroic efforts of Alberta's first responders and the thousands of volunteers who have given their time to mitigate the effects of this event. The company has set aside a fund of $150,000 to contribute to the rebuilding efforts.

Although the flood's impact on Pengrowth's oil and gas operations has been minimal, our own head office, like many others in downtown Calgary, is currently closed and is expected to reopen fully next week. In the meantime, most of Pengrowth’s head office employees are working from remote locations.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com